Frontier Nuclear Provides Corporate Update

Advancing a Focused U.S. Nuclear Fuel Cycle Strategy

Winnipeg, Manitoba - March 23, 2026 - Frontier Nuclear and Minerals Inc., d/b/a Frontier Nuclear (Nasdaq:FNUC) ("Frontier"), a nuclear fuel cycle company, provides an update on its strategy and operations as it advances its transition toward a focused nuclear fuel cycle business.

Investment Thesis

Frontier is advancing a strategy to build a focused U.S. nuclear fuel cycle platform with exposure to uranium resources and select downstream technologies.

Frontier's approach is based on:

  Developing a portfolio of U.S. uranium assets with potential for future production

  Maintaining targeted equity exposure to enrichment and reactor technologies

  Simplifying its asset base through the planned spin-off of non-core lithium assets

  Aligning with long-term demand for secure domestic nuclear fuel supply

Frontier's objective is to establish a disciplined, strategically positioned presence across key segments of the nuclear fuel cycle.

CEO Commentary

"We continue to align Frontier around a focused uranium and nuclear fuel cycle strategy," said Frank Wheatley, Chief Executive Officer.

"Our priority is to allocate capital prudently across opportunities where we believe we can build long-term value and strategic relevance within the U.S. nuclear fuel cycle.  The planned spin-off of our lithium assets is intended to further simplify the business and enhance that focus."

Strategic Focus

Frontier's current activities are concentrated in three segments of the nuclear fuel cycle:

  Uranium mining and milling

  Uranium enrichment

  Small modular reactor technologies

Frontier's uranium portfolio includes:

  Tallahassee Project (Colorado) - an established uranium resource base

  Pine Ridge Project (Wyoming) - an exploration-stage asset in the Powder River Basin

Frontier's near-term focus is on advancing these assets through staged drilling, technical work programs, and development planning.

Frontier also holds equity interests in nuclear-related technologies:

  Ubaryon, a developer of uranium enrichment technology, in which Frontier is the largest shareholder alongside Urenco

  Kadmos Energy, an SMR-focused company pursuing deployment of light-water reactor technologies

These investments are intended to complement Frontier's uranium asset base by providing measured exposure to additional segments of the nuclear fuel cycle.

Lithium Asset Spin-Off

Frontier is planning the spin-off of its lithium assets into an independent entity.

The proposed spin-off is intended to:

  Increase management focus on nuclear fuel cycle activities

  Establish distinct strategic and capital allocation priorities

  Improve transparency for shareholders

The structure, timing, and completion of any such transaction remain subject to further planning and required approvals.

2026 Priorities

Frontier's priorities for 2026 include:

  Advancing its transition to a focused nuclear fuel cycle company

  Progressing uranium assets through technical and development milestones

  Supporting advancement of Ubaryon and Kadmos Energy

  Evaluating select opportunities aligned with its strategy

About Frontier Nuclear and Minerals Inc.

Frontier Nuclear and Minerals Inc. is focused on building a U.S.-based nuclear fuel cycle platform through uranium exploration and development assets, together with targeted investments in enrichment and reactor technologies.  Frontier continues to evaluate opportunities in the nuclear fuel cycle that align with its long-term strategic objectives.

For more information, visit: www.frontiernuclear.com

Forward-Looking Statements:  This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the "safe harbor" provisions under the Private Securities Litigation Reform Act of 1995 that are subject to substantial risks and uncertainties.  All statements, other than statements of historical fact, contained in this press release are forward-looking statements, including without limitation statements with regard to Frontier Nuclear and Minerals Inc.  We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us.  Forward-looking statements contained in this press release may be identified by the use of words such as "anticipate," "believe," "contemplate," "could," "estimate," "expect," "intend," "seek," "may," "might," "plan," "potential," "predict," "project," "target," "aim," "should," "will," "would," or the negative of these words or other similar expressions, although not all forward-looking statements contain these words.  Forward-looking statements are based on Frontier Nuclear and Minerals Inc.'s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict.  Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Some of these risks and uncertainties are described more fully in the section titled "Risk Factors" in our registration statements and annual reports filed with the Securities and Exchange Commission.  Forward-looking statements contained in this announcement are made as of this date, and Frontier Nuclear and Minerals Inc. undertakes no duty to update such information except as required under applicable law.

For Further Information:

Frank Wheatley	Investor Relations
Chief Executive Officer	ir@snowlakelithium.com
fw@snowlakelithium.com	www.frontiernuclear.com